UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-14793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908-0146

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Financial Statements and Supplemental Schedules

December 31, 2019 and 2018

[1]

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of The FirstBank

401(k) Retirement Plan for Residents of Puerto Rico

Santurce, Puerto Rico

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2019 and for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2018.

Miami Florida

June 29, 2020

Stamp No. E413174 of the Puerto Rico Society of Certified Public Accountants

Was affixed to the record copy of this report.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	As of December 31,
	2019	2018
Assets
Investments
Investments, at fair value (Note 3)	$59,978,644	$44,846,407

Receivables
Contributions receivable from employer	984,988	422,128
Notes receivable from participants	2,783,310	2,755,253

Total receivables	3,768,298	3,177,381

Cash	30,327	236,120

Net assets available for benefits	$63,777,269	$48,259,908

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Year ended December 31, 2019
Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$8,660,094
Dividends and interest income	1,893,793

Total investment income	10,553,887
Interest income on notes receivable from participants	173,495

Contributions:
Participants	5,058,982
Employer	1,910,952
Rollovers from other qualified plans	396,786

Total contributions	7,366,720

Total additions	18,094,102

Deductions from net assets attributed to:
Benefits and withdrawals paid to participants, including rollover distributions	2,514,876
Administrative expenses	61,865

Total deductions	2,576,741

Net increase	15,517,361

Net assets available for benefits:
Beginning of year	48,259,908

End of year	$63,777,269

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2019 and 2018

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its Puerto Rico employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, the Plan is subject to the provisions of ERISA. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Internal Revenue Code, as amended (the “PR Code”). The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico.

Plan Amendments

There were no plan amendments during 2019.

Eligibility

All Puerto Rico full-time employees of the Bank and its wholly owned Puerto Rico subsidiaries are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions. The Bank’s matching contribution is comprised of: 401(k) Matching Contributions and 401(k) Additional Matching Contributions (the “lump sum”). To be eligible for these matching contributions, the participant needs to be employed at any time during the Plan Year and be employed as of last day of the Plan Year, respectively. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees are automatically enrolled in the Plan after completion of three months of service unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the PR Code of $15,000 for the tax year ended December 31, 2019. Also, the participant may make voluntary contributions to the Plan on an after-tax basis up to 10% of their eligible compensation. The Bank contributes a matching contribution of fifty cents for every dollar up to the first 6% of the participants’ eligible compensation that a participant contributes to the Plan on a pre-tax basis. The Bank’s matching contribution of fifty cents for every dollar of the employee’s contribution is comprised of: (i) twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be paid to the Plan as of each bi-weekly payroll; and, (ii) an additional twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be deposited as a lump sum subsequent to the Plan Year. These are called 401(k) Matching Contributions and 401(k) Additional Matching Contributions, respectively.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2019 and 2018

Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp., the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $1,500 pre-tax contribution for the year ended December 31, 2019 after contributing the Plan limit of $15,000 of their pre- tax annual compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contributions in the case of matching contributions, and (b) account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited nonvested accounts are used to cover administrative expenses, or used to reduce future Bank contributions. Certain administrative expenses directly associated with the Plan are paid by the Plan and charged to participant’s accounts.

Vesting

Participants are immediately vested in their contributions and the 401(k) Matching Contributions plus actual earnings thereon, except for the 401(k) Additional Matching Contributions. The additional matching contribution is subject to a vesting period of three years of service.

Notes receivable from Participants

The Plan allows participants and their beneficiaries to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of the participant’s vested account balance or $50,000. A maximum of one loan outstanding is permitted at any time. Interest rates on loans are generally calculated based on the prime rate plus 2% as of the date the loan is granted. As of December 31, 2019 and 2018, substantially all of the loans have interest rates ranging from 5.25% to 7.50%. Principal and interest are paid to the Plan ratably through biweekly payroll deductions. The loans have a term of repayment up to five years. The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years. A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the participant will use as a principal residence. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account and are secured by the balance in the participant’s account.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. On termination of service due to death, disability or retirement all distributions from the Plan will be made in a single lump-sum cash payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. However, if the value of the account balance does not exceed $1,000, the distribution will be made to the participant, regardless of whether the participant consents to receive it. The Plan allows for participants to receive hardship distributions.

In the case of participant termination because of death, all amounts credited to such participant’s account shall become fully vested and the entire amount is paid to the person or persons legally entitled thereto. A participant will fully vest in his or her account balance (including matching contributions) upon permanent and total disability.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2019 and 2018

Plan Expenses and Administration

Bank and participant contributions were held by Schwab Trust Bank (“Charles Schwab”) as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants. The Bank’s parent company common stock in the Plan is held by State Street Bank and Trust Company (“State Street”), which provides Charles Schwab with custody, fund accounting, fund administration and transfer agency services.

Generally, recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2019 the Bank paid on behalf of the Plan $216,511 in administrative fees and other services rendered by the plan record keeper and $44,000 for investment advisory and retirement plan consulting to third-party consultants. Administrative expenses incurred by the Plan, primarily custodian’s fees and other miscellaneous expenses, are reflected in the Plan’s financial statements.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan. Refer to Note 7 for further detail.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the Plan follows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. The Bank’s matching contribution of fifty cents is recorded as follows: twenty-five cents as of each bi-weekly payroll and an additional twenty-five cents as a lump sum subsequent to the Plan Year.

Rollover distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp. are stated at fair value. See Note 3 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2019 and 2018

value of its investments which consists of the realized gains or losses on investments bought and sold as well as the unrealized appreciation (depreciation) on those investments held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, such management fees and operating expenses are reflected as a direct reduction of net appreciation in the aggregate fair value of such investments.

Notes receivable from participants

Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest.

The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to repay their remaining balance or offset against their account balance upon distribution.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

3.	Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Three levels of inputs may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are no active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are based on unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2019 and 2018

As of December 31, 2019 and 2018, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2019
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds	$57,173,383	$—	$—	$57,173,383
Investment in First BanCorp.	2,805,261	—	—	2,805,261

	$59,978,644	$—	$—	$59,978,644

	As of December 31, 2018
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds	$42,863,061	$—	$—	$42,863,061
Investment in First BanCorp.	1,983,346	—	—	1,983,346

	$44,846,407	$—	$—	$44,846,407

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018. For the year ended December 31, 2019 there were no transfers in or out of Levels 1, 2 or 3.

Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is the Net Asset Value of shares held by the Plan at the reporting date. The net asset value is a quoted market price available in an active market. These investments are classified as Level 1.

Investment in First BanCorp.: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.

4.	Party In-Interest Transactions

Parties-in-interest are defined under the provisions of ERISA as any fiduciary of the Plan, any party rendering service to the Plan, any employer or any affiliate, any employee of such employer covered by the Plan, and certain others. Certain Plan investments consist of shares of mutual funds with a market value of $8,635,619 (2018—$6,980,286) managed by Charles Schwab, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, as of December 31, 2019 and 2018, the First BanCorp. Unitized Stock Fund held 264,897 and 230,622 shares, with a quoted market value of $2,805,261 and $1,983,346, respectively, of First BanCorp. common stock, the parent company of the Plan Sponsor. The First BanCorp. Unitized Stock Fund also has an investment of $155,711 (2018—$210,965) in the State Street Institutional U.S. Government Money Market Fund. State Street provides Charles Schwab with, among other things, custody services for the First BanCorp. Unitized Stock Fund. For the year ended December 31, 2019, the Plan received dividend income of $34,236 related to First BanCorp. common stock and the net appreciation in the fair value of the investment in First BanCorp. common stock amounted to $525,641. Plan assets include notes receivable from participants of $2,783,310 and $2,755,253 as of December 31, 2019 and 2018, respectively. For the year ended December 31, 2019, interest income related to participant loans receivable amounted to $173,495. These transactions qualify as party-in-interest transactions permitted under the provisions of ERISA.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2019 and 2018

5.	Tax Status

The Plan obtained its latest determination letter on August 22, 2019, in which the Puerto Rico Treasury Department determined and informed the Bank that the Plan is designed in accordance with the applicable sections of the PR Code and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the PR Code and, therefore, believe that the Plan is qualified and is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

7.	Forfeited Amount

Forfeited nonvested accounts amounted to $722 as of December 31, 2019 ($4.17 as of December 31, 2018). Forfeited accounts, if any, are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. No forfeitures were used to cover administrative expenses during 2019.

8.	Risks and Uncertainties

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Plan’s exposure to a concentration of credit risk is dependent upon the investments selected by the participants.

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2019 and 2018

9.	Additional Contributions

As a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2019, the Bank agreed to pay the amount of $92,401 of additional contributions to non-highly compensated participants to satisfy contribution requirements. At December 31, 2019, these additional contributions were recorded as part of contributions receivable from employer in the statement of net assets available for benefits and included as part of employer contributions in the statement of changes in net assets available for benefits.

10.	Subsequent Events

On March 11, 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread negatively affecting the world economy and as a result, performance of investment options available in the Plan. The full impact of the COVID-19 continues to evolve as of the date of this report and will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including among other things, new information which may emerge concerning the severity of the outbreak and actions taken by government authorities to contain the pandemic or treats its impact. The effect of the COVID-19 will have on the Plan operations and investments is currently unknown.

11.	Prohibited Transactions – Participant’s Contributions Remittances

In accordance with the U.S. Department of Labor’s Rules and Regulations 2510.3-102, an employer is required to segregate participants’ contributions from its general assets as soon as administrative feasible when amounts are contributed by participants or withheld from their wages. During the year ended December 31, 2019 there were no unintentional delays in the remittance of participants’ contributions withheld. During the year ended December 31, 2018 there were unintentional delays in the remittance of some participants’ contributions withheld. The Plan Sponsor will absorb any costs incurred by the Plan as a result of the untimely remittances of the participants’ contributions. During 2019, the Bank remitted to the Plan $8.33 related to lost earnings pertaining to year 2018.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

EIN #: 66-0183103

Plan #: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment including maturity date, rate of interest, par value			(d) Cost	(e) Current value
	Common Stocks
*	First BanCorp.	Common Stock	264,897	shares	**	$2,805,261

	Total Common Stocks					2,805,261

	Mutual Funds
*	State Street Institutional US Government Money Market Fund	Mutual Fund	155,711	shares	**	155,711
	Dreyfus Mid Cap Index Fund	Mutual Fund	12,544	shares	**	407,172
	Fidelity Extended Market Index Fund	Mutual Fund	40,475	shares	**	2,634,543
	Harbor Bond Institutional Class Fund	Mutual Fund	259,778	shares	**	3,036,802
	Loomis Sayles Growth Fund	Mutual Fund	151,668	shares	**	2,781,589
	Loomis Sayles Inv. Grade Bond	Mutual Fund	19,546	shares	**	221,456
*	Schwab GOVT Money Fund	Mutual Fund	8,635,619	shares	**	8,635,619
	Vanguard Wellington Admiral	Mutual Fund	216,031	shares	**	16,182,869
	Vanguard S&P 500 Index Admiral	Mutual Fund	35,871	shares	**	10,694,607
	Metropolitan West Total Return	Mutual Fund	37,374	shares	**	408,495
	MFS International Value Fund Class I	Mutual Fund	69,920	shares	**	3,339,369
	Vanguard Dividend Growth Inv. Fund	Mutual Fund	141,270	shares	**	4,317,222
	Virtus Small Cap Core	Mutual Fund	106,239	shares	**	4,357,929

	Total mutual funds					57,173,383

	Other Investments
*	Notes receivable from participants	Interest rates ranging from 5.25% to 7.50% Maturities through 2029			**	2,783,310

	Total Other Investments					2,783,310

	Total					$62,761,954

*	Party in-interest
**	Historical cost is not required for participant directed investment

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

EIN #: 66-0183103

Plan #: 002

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year End December 31, 2019

Year	Participant contributions transferred late to the plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending corrections in VFCP	Total fully corrected under VFCP and PTE 2001-51	Lost earnings
2019	$—	$—	$—	$—	$—	$—
2018	$31,030	$—	$31,030	$—	$—	$8.33

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO

(Name of Plan)

Date: 6/29/2020	By:	/s/ Victor Barreras

Authorized Representative

******